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FOR IMMEDIATE RELEASE

CONTACT:  Sinead Martin                 Nancy Fisher
          Putnam Investments            Putnam Investments
          617-760-8515                  617-760-1608


SHAREHOLDERS OF PUTNAM HIGH INCOME OPPORTUNITIES TRUST AND PUTNAM HIGH
                 INCOME BOND FUND APPROVE MERGER

BOSTON, Massachusetts (January 13, 2005) - At a special meeting of shareholders of Putnam High Income Opportunities Trust (NYSE: PCV) and Putnam High Income Bond Fund (NYSE: PCF), each a closed-end bond fund, the shareholders of each fund today approved the merger of High Income Opportunities Trust into High Income Bond Fund. The voting results tabulated as of the meeting time were as follows:

Merger of Putnam High Income Opportunities Trust and Putnam High Income Bond
----------------------------------------------------------------------------

Putnam High Income Opportunities Trust    No. of Shares      % shares voted

For                                       1,820,046.692             92.059%
Against                                      91,226.992              4.614%
Abstain                                      65,768.544              3.327%

Putnam High Income Bond Fund  No. of Shares                 % shares voted

For                                       6,962,085.036             89.307%
Against                                     524,286.312              6.725%
Abstain                                     309,331.507              3.968%

Page 2 of 2
January 13, 2005

The transaction is currently expected to close on or about January 24, 2005, subject to the satisfaction of certain conditions. In the transaction, the shareholders of Putnam High Income Opportunities Trust will receive Putnam High Income Bond Fund shares with an equal net asset value to the Putnam High Income Opportunities Trust shares held.

About Putnam Investments: Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of December 31, 2004, Putnam had nearly 5,000 employees and managed $213 billion for approximately 11 million individual shareholders accounts and nearly 300 institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo. For more information, go to www.putnaminvestments.com.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considerations), please call 1-800-225-1581. The prospectus/proxy statement is also available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.


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